FILE NO. __________


                            FORM U-3A-2

                SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C.

       STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER
        RULE U-2 FROM THE PROVISIONS OF THE PUBLIC UTILITY
                    HOLDING COMPANY ACT OF 1935
               TO BE FILED ANNUALLY PRIOR TO MARCH 1


                   SOUTH JERSEY INDUSTRIES, INC.


hereby files with the Securities and Exchange Commission, pursuant to Rule U-2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935. In support of such claim for exemption, the following information is submitted:

          1. Name, state of organization, location and nature of business of claimant and every subsidiary thereof other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

               The claimant, South Jersey Industries, Inc.
          (the Company), was organized under the laws of the State of New Jersey; its principal location is Number One South Jersey Plaza, Route 54, Folsom, New Jersey 08037. The Company is not a public utility company. It is primarily engaged in the business of owning and holding a majority interest in other business enterprises.

               The Company owns all of the outstanding common stock of South Jersey Gas Company (Gas Company or
          SJG), which was organized under the laws of the State of New Jersey. Gas Company's principal location is Number One South Jersey Plaza, Route 54, Folsom, New Jersey 08037. Gas Company is a public utility company engaged in the purchase, transmission and sale of natural gas for residential, commercial, and industrial use in an area of approximately 2,500 square miles in the southern part of New Jersey. SJG also makes off-system sales of natural gas on a wholesale basis to various customers on the interstate pipeline system and transports natural gas purchased directly from producers or suppliers for its own sales and for some of its customers. SJG also assigns or buys capacity for the purchase or transportation of natural gas.

               The Company owns all of the outstanding common stock of Energy & Minerals, Inc. (EMI), which was organized under the laws of the State of New Jersey. EMI's principal location is Number One South Jersey Plaza, Route 54, Folsom, New Jersey 08037. EMI is not a public utility company. It is primarily engaged in owning and holding the stock of certain nonutility subsidiaries of the Company.

                 The Company owns all of the outstanding
          common stock of South Jersey Energy Company (Energy Company), which was organized under the laws of the State of New Jersey. Energy Company's principal location is Number One South Jersey Plaza, Route 54, Folsom, New Jersey 08037. Energy Company is not a public utility company. Energy Company provides services for the acquisition, sale and transportation of natural gas for industrial and commercial users.

               The Company owns all of the outstanding stock of R & T Group, Inc. (R & T), which was organized under the laws of the State of New Jersey. R & T's principal location is Number One South Jersey Plaza, Route 54, Folsom, New Jersey 08037. R & T is not a public utility company. It is primarily engaged in owning and holding the stock of certain nonutility subsidiaries of the Company.

               EMI owned all of the outstanding common stock of The Morie Company, Inc. (Morie), which was organized under the laws of the State of New Jersey. Morie's principal location was 1201
          N. High Street, Millville, N.J. 08332. Morie, which was engaged in the mining, processing, and marketing of commercial and industrial sands and gravels, was sold in December 1996.

               EMI owns all of the outstanding common stock of South Jersey Fuel, Inc. (Fuel Company), which was organized under the laws of the State of New Jersey. Fuel Company's principal location is Number One South Jersey Plaza, Route 54, Folsom, New Jersey 08037. Fuel Company is not a public utility company. Fuel Company provides natural gas services in the wholesale market, either directly or through its fifty percent owned affiliate, South Jersey Resources Group, LLC, to other marketers, local distribution companies, electric generators and large industrial users. Such services may include supply, storage, peaking and transportation capacity in New Jersey and surrounding states.

               R & T owns all of the outstanding common stock of R and T Castellini Company, Inc. (Castellini Company), which was organized under the laws of the State of New Jersey. Castellini Company's principal location is 805 Sheridan Avenue, Vineland, N.J. 08360. Castellini Company is not a public utility company. It is engaged in the installation of gas, water and sewer lines, and plant maintenance and site work. Castellini Company's assets are being held for sale under a plan for disposition adopted in 1996. A non-binding letter of intent to sell certain assets of Castellini Company was signed in February 1997.

               R & T owns all of the outstanding common stock of R & T Castellini Construction Company, Inc. (Castellini Construction), which was organized under the laws of the State of Delaware.
          Castellini Construction's principal location is 3865 Lincoln Avenue, Vineland, N.J. 08360. Castellini Construction Company is not a public utility company. It was engaged in the installation of gas, water and sewer lines, plant maintenance and site work, and environmental cleanup and remediation. The assets of Castellini Construction were sold in January 1997 and it is now an inactive company.

               R & T owns all of the outstanding common stock of S.W. Downer, Jr. Company, Inc. (Downer Company), which was organized under the laws of the State of New Jersey. Downer Company's principal location is Ellis & Sewell Streets, Glassboro, N.J. 08028. Downer Company is not a public utility company. It is engaged in the installation of gas, water and sewer lines, and plant maintenance and site work. Downer Company's assets are being held for sale under a plan for disposition adopted in 1996. A non-binding letter of intent to sell certain assets of Downer Company was signed in February 1997.

               R & T owns all of the outstanding common stock of Onshore Construction Company, Inc. (Onshore), which was organized under the laws of the State of New Jersey. Onshore's principal location is Ellis & Sewell Streets, Glassboro, N.J. 08028. Onshore is not a public utility company. It is engaged in the installation of large diameter pipe, sewerage plants, bridges, dams and other heavy construction projects. Onshore's assets are being held for sale under a plan for disposition adopted in 1996. A non-binding letter of intent to sell certain assets of Onshore was signed in February 1997.

               R & T owns all of the outstanding common stock of Cape Atlantic Crane Co., Inc. (Cape Atlantic), which was organized under the laws of the State of New Jersey. Cape Atlantic's principal location is Ellis & Sewell Streets, Glassboro, N.J. 08028. Cape Atlantic is not a public utility company. It was principally engaged in the rental of cranes. Cape Atlantic sold its cranes in 1996 and is now an inactive company.

               Neither the claimant or any of its
          subsidiaries is an EWG nor do they hold a direct or indirect interest in a foreign utility company.

          2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

               The Company does not own directly any
          properties used for the production, transmission, and distribution of natural or manufactured gas or electric energy.

               The properties of Gas Company used for the production, transmission, and distribution of natural or manufactured gas include mains, service connections and meters, supplemental gas storage facilities, three liquefied propane plants, and an LNG storage and vaporization facility, all of which are located in the State of New Jersey (except that certain gas owned by Gas Company is stored outside the State and transported when needed). There are 4,598 miles of distribution mains. There are 343 miles of mains in the transmission system. No pipelines of Gas Company deliver or receive gas at the borders of the State of New Jersey.

          3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

               (a)  Number of kwh. of electric energy sold
          (at retail or wholesale) and Mcf. of natural or manufactured gas distributed at retail.

                    During 1996, Gas Company distributed at
          retail to residential, commercial and industrial customers 39,852,000 Mcf. of natural or manufactured gas and transported 18,391,000 Mcf. of natural gas purchased directly by its industrial and commercial customers. Gas Company also sold 319,200 Mcf. of natural gas at wholesale for resale within the State of New Jersey.

               (b)  Number of kwh. of electric energy and
          Mcf. of natural or manufactured gas distributed at retail outside the State in which each company is organized.

                    None

               (c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                    During 1996, Gas Company sold 8,252,200 Mcf.
          of natural gas at wholesale to customers outside the borders of the State of New Jersey.

                    Also, throughput related to capacity release and storage amounted to 25,460,000 Mcf. in 1996.

               (d) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

                    During 1996, Gas Company purchased
          approximately 50,615,595 Mcf. of natural gas from out-of-state sources.

                    During 1996, Gas Company purchased and had delivered to it approximately 307,640 Mcf. of liquefied natural gas for transport by over-the-road truck transport to Gas Company's LNG Storage and Vaporization facility at McKee City, Atlantic County, New Jersey.

          4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company stating monetary amounts in United States dollars:

               a)   Name, location, business address and
     description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                     The claimant has no direct or indirect
          interest or investment of any kind in, or has any sales, service or construction contracts of any kind with, an EWG or a foreign utility company.

               b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

                    No system company holds any direct or indirect interest in an EWG or foreign utility company.

               c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                    The claimant holding company has no capital invested, directly or indirectly; nor does it directly or indirectly guarantee any security debt of an EWG or foreign utility company; nor debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption on another system company.

               d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                    None

               e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                    None

                             EXHIBIT A



          A consolidating statement of income and retained earnings of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

          The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 27th day of February 1997.

                                  SOUTH JERSEY INDUSTRIES, INC.



                                  By  /s/ Gerald S. Levitt
                                      ---------------------------
                                       GERALD S. LEVITT
                                       Vice President

CORPORATE SEAL


ATTEST:




  /s/ GEORGE L. BAULIG
---------------------------------
GEORGE L. BAULIG
Secretary and Treasurer



          Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

                    George L. Baulig, Secretary and Treasurer
                    South Jersey Industries, Inc.
                    Number One South Jersey Plaza
                    Route 54
                    Folsom, New Jersey   08037

                             EXHIBIT B

                      FINANCIAL DATA SCHEDULE




     Consolidated Financial Data Schedule filed via EDGAR as part of this report on Form U-3A-2.









                              -8(a)-

                             EXHIBIT C

                     EWG ORGANIZATIONAL CHART




     Not Applicable  -  See response to Item 4.









                              -8(b)-

                                                               SOUTH JERSEY INDUSTRIES, INC.
                                                               CONSOLIDATING STATEMENT OF INCOME
                                                               FOR THE YEAR ENDED DECEMBER 31, 1996
                                                               (In Thousands)
                                             South     South     Energy &   South     R & T
                                            Jersey     Jersey   Minerals,   Jersey   Group,                   Elim.
                                          Industries,    Gas       Inc.     Energy    Inc.                      &      Consd.
                                             Inc.      Company    Consd.   Company   Consd.     Total        Adjust.    Total
                                          ----------- --------- ---------- -------- --------- ---------     --------- ---------
OPERATING REVENUES:
  Utility                                         $0  $330,334         $0       $0        $0  $330,334  [C]  ($1,039) $329,295
  Nonutility                                     317         0      6,422   20,497         0    27,236  [C]   (1,073)   26,163
                                          ----------- --------- ---------- -------- --------- ---------     --------- ---------
      Total Operating Revenues                   317   330,334      6,422   20,497         0   357,570        (2,112)  355,458
                                          ----------- --------- ---------- -------- --------- ---------     --------- ---------

OPERATING EXPENSE:
  Gas Purchased for Resale                         0   186,141          0        0         0   186,141  [C]   (1,003)  185,138
  Operation - Utility                              0    40,653          0        0         0    40,653  [C]      (36)   40,617
  Operation - Nonutility                       1,123         0      5,775   20,644         0    27,542  [C]     (791)   26,751
  Maintenance                                     21     5,406          0        7         0     5,434             0     5,434
  Depreciation                                     3    14,839         10       13         0    14,865  [D]       (1)   14,864
  Current Federal Income Taxes                (1,088)      639       (188)     (43)        0      (680)            0      (680)
  Def. and Non-Curr. Fed. Income Taxes           476     9,987        396      (24)        0    10,835             0    10,835
  Gross Receipts & Franchise Taxes                 0    31,417          0        0         0    31,417             0    31,417
  Other Taxes                                     70     2,403         43        7         0     2,523             0     2,523
                                          ----------- --------- ---------- -------- --------- ---------     --------- ---------
      Total Operating Expenses                   605   291,485      6,036   20,604         0   318,730        (1,831)  316,899
                                          ----------- --------- ---------- -------- --------- ---------     --------- ---------
      Operating Income                          (288)   38,849        386     (107)        0    38,840          (281)   38,559

OTHER INCOME:
  Dividends from Subsidiaries                 15,880         0          0        0         0    15,880  [A]  (15,880)        0
  Equity in Undistrib. Earnings of Subs        3,556         0          0        0         0     3,556  [A]   (3,556)        0
                                          ----------- --------- ---------- -------- --------- ---------     --------- ---------
      Income Before Interest Charges          19,148    38,849        386     (107)        0    58,276       (19,717)   38,559
                                          ----------- --------- ---------- -------- --------- ---------     --------- ---------
INTEREST CHARGES:
  Long-Term Debt                                 481    13,636          0        0         0    14,117             0    14,117
  Short-Term Debt                                375     5,382         47       11         0     5,815  [C]     (282)    5,533
  Other                                           28       442          0        0         0       470  [E]      174       644
                                          ----------- --------- ---------- -------- --------- ---------     --------- ---------
      Total Interest Charges                     884    19,460         47       11         0    20,402          (108)   20,294
                                          ----------- --------- ---------- -------- --------- ---------     --------- ---------
Income from Continuing Operations Before Pref
  Stock Dividend Requirements of Sub          18,264    19,389        339     (118)        0    37,874       (19,609)   18,265
Pref Stock Dividend Requirements of Sub            0       174          0        0         0       174  [E]     (174)        0
                                          ----------- --------- ---------- -------- --------- ---------     --------- ---------
      Income from Continuing Operations       18,264    19,215        339     (118)        0    37,700       (19,435)   18,265
Equity in Undistributed Earnings
  of Discontinued Subsidiaries                12,232         0          0        0         0    12,232  [A]  (12,232)        0
Income(Loss) from Disc. Operations - Net           0         0        600        0    (1,007)     (407)            0      (407)
Net Gain(Loss) on Disposal of Disc. Oper           0         0     15,032        0    (2,392)   12,640             0    12,640
                                          ----------- --------- ---------- -------- --------- ---------     --------- ---------
Net Inc(Loss) Applicable to Common Stock     $30,496   $19,215    $15,971    ($118)  ($3,399)  $62,165      ($31,667)  $30,498
                                          =========== ========= ========== ======== ========= =========     ========= =========

                                                                   -9-



                                                               SOUTH JERSEY INDUSTRIES, INC.
                                                               CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                                                               FOR THE YEAR ENDED DECEMBER 31, 1996
                                                               (In Thousands)

                                             South     South     Energy &   South     R & T
                                            Jersey     Jersey   Minerals,   Jersey   Group,                   Elim.
                                          Industries,    Gas       Inc.     Energy    Inc.                      &      Consd.
                                             Inc.      Company    Consd.   Company   Consd.     Total        Adjust.    Total
                                          ----------- --------- ---------- -------- --------- ---------     --------- ---------

Balance at Beginning of Period               $33,775   $47,364    $10,539     $384   ($3,057)  $89,005  [B] ($55,300)  $33,705

Net Income Applicable to Common Stock         30,496    19,215     15,971     (118)   (3,399)   62,165       (31,667)   30,498
                                          ----------- --------- ---------- -------- --------- ---------     --------- ---------
                                              64,271    66,579     26,510      266    (6,456)  151,170       (86,967)   64,203

Dividends Declared - Cash                     15,460    15,057        730       93         0    31,340  [A]  (15,880)   15,460
                                          ----------- --------- ---------- -------- --------- ---------     --------- ---------
Balance at End of Period                     $48,811   $51,522    $25,780     $173   ($6,456) $119,830      ($71,087)  $48,743
                                          =========== ========= ========== ======== ========= =========     ========= =========

                                                                   -10-



                                                               SOUTH JERSEY INDUSTRIES, INC.
                                                      CONSOLIDATING ADJUSTMENTS AND ELIMINATIONS
                                                      STATEMENT OF INCOME AND RETAINED EARNINGS
                                                         FOR THE YEAR ENDED DECEMBER 31, 1996
                                                                      (In Thousands)

                    [A]  Dividends from Subsidiaries                                           $15,880
                         Equity in Undistributed Earnings
                          of Subsidiaries                                                        3,556
                         Equity in Undistributed Earnings
                           of Discontinued Subsidiaries                                         12,232

                              Retained Earnings - Dividends Paid - Cash                                      $15,880
                              Investment in Subsidiaries                                                      15,788

                         To eliminate intercompany dividends paid and equity in undistributed earnings recorded by South Jersey Industries, Inc.

                    [B]  Retained Earnings - 1/1/96                                            $55,300
                         Deferred Federal Income Taxes                                              60
                         Accumulated Depreciation & Depletion - 1/1/96                              14

                              Investment in Subsidiaries                                                     $55,230
                              Non-Utility Property                                                               144

                         To eliminate prior inter-company gain and retained earnings of subsidiaries at 1/1/96 previously recorded by South Jersey Industries, Inc. under the equity method of accounting.

                    [C]  Operating Revenues - Utility                                           $1,039
                         Operating Revenues - Nonutility                                         1,073

                              Gas Purchased for Resale                                                        $1,003
                              Operating Expense - Utility                                                         36
                              Operating Expense - Nonutility                                                     791
                              Interest Expense - Short-Term Debt                                                 282

                         To eliminate intercompany revenue and expense.

                    [D]  Accumulated Depreciation & Depletion                                       $1

                              Depreciation Expense                                                                $1

                         To eliminate South Jersey Industries, Inc.
                         depreciation on Millville property gain.

                    [E]  Other Interest Expense                                                   $174

                              Preferred Stock Dividend                                                          $174

                         To reclassify Preferred Stock Dividend
                         requirement of subsidiary.

                                                                   -11-


                                                           SOUTH JERSEY INDUSTRIES, INC.
                                                           CONSOLIDATING BALANCE SHEET
                                                             AS OF DECEMBER 31, 1996
                                                                (In Thousands)
                                      South      South    Energy &   South     R & T
                                     Jersey     Jersey   Minerals,   Jersey    Group                       Elim.
                                   Industries,    Gas       Inc.     Energy    Inc.                          &       Consd.
                                      Inc.      Company    Consd.   Company   Consd.     Total            Adjust.     Total
                                   ----------- --------- ---------- -------- --------- ---------         ---------- ---------
ASSETS

 PROPERTY, PLANT & EQUIPMENT:
  Utility Plant, original cost             $0  $575,982         $0       $0        $0  $575,982                 $0  $575,982
  Gas Plant Acq Adjustment                  0     2,000          0        0         0     2,000                  0     2,000
  Gas Stored Underground                    0     1,322          0        0         0     1,322                  0     1,322
    Accum Depre & Amortization              0  (157,682)         0        0         0  (157,682)                 0  (157,682)
  Nonutil Prop & Equip., at cost        1,629         0      1,808       49         0     3,486     [4]       (144)    3,342
    Accum Depre & Depletion              (156)        0       (881)     (39)        0    (1,076)    [5]         16    (1,060)
                                   ----------- --------- ---------- -------- --------- ---------         ---------- ---------
      Prop, Plant & Equip - Net         1,473   421,622        927       10         0   424,032               (128)  423,904
                                   ----------- --------- ---------- -------- --------- ---------         ---------- ---------
 INVESTMENTS:
  Investments in Subsidiaries         177,778         0          0        0         0   177,778     [1]   (177,778)        0
  Investment in Affiliate                   0         0      1,286        0         0     1,286                  0     1,286
                                   ----------- --------- ---------- -------- --------- ---------         ---------- ---------
      Total Investment                177,820         0      1,821        0         0   179,641           (177,778)    1,863
                                   ----------- --------- ---------- -------- --------- ---------         ---------- ---------
 CURRENT ASSETS:
  Cash & Temp Cash Investments            339     7,469     38,785       87       225    46,905                  0    46,905
  Notes Rec - Assoc Companies           9,673         0     13,110      400         0    23,183     [3]    (23,183)        0
  Notes Rec - LLC                           0         0      2,800        0         0     2,800                  0     2,800
  Accounts Receivable                     573    31,416        987    2,977     2,820    38,773     [8]        (59)   38,714
  Unbilled Revenues                         0    17,855          0        0         0    17,855                  0    17,855
  Provisions for Uncollectibles             0    (1,032)         0      (63)     (330)   (1,425)                 0    (1,425)
  Accts Rec - Assoc Companies           1,053        86         82       32     1,450     2,703     [2]     (2,703)        0
  Nat Gas in Storage, Avg Cost              0    22,638          0        0         0    22,638                  0    22,638
  Mat & Supplies, Avg Cost                  0     4,055          0        0        59     4,114                  0     4,114
  Assets Held for Disposal                  0         0          0        0     4,966     4,966                  0     4,966
  Accum. Deferred Income Taxes              4       833          1       16        55       909     [6]       (909)        0
  Prep Gross Recpts & Franchise Tax         0     1,602          0        0         0     1,602                  0     1,602
  Other Prepay and Current Assets          56     1,562          5       16       134     1,773                  0     1,773
                                   ----------- --------- ---------- -------- --------- ---------         ---------- ---------
      Total Current Assets             11,698    86,484     55,770    3,465     9,379   166,796            (26,854)  139,942
                                   ----------- --------- ---------- -------- --------- ---------         ---------- ---------
 NONCURRENT ACCTS REC - Merch               0     1,999          0        0         0     1,999                  0     1,999
                                   ----------- --------- ---------- -------- --------- ---------         ---------- ---------
NONCURRENT ASSETS:
  Gross Recpts & Franchise Taxes            0     4,468          0        0         0     4,468                  0     4,468
  Environmental Remediation Costs           0    57,266          0        0         0    57,266                  0    57,266
  Accum. Deferred Income Taxes            425     6,232      1,227       28     1,610     9,522     [7]     (9,522)        0
  Deprec. Flowthrough Pre-1976              0    14,977          0        0         0    14,977                  0    14,977
  Deferred Fuel Costs - Net                 0       404          0        0         0       404                  0       404
  Def. Postretirement Benefit Costs         0     5,153          0        0         0     5,153                  0     5,153
  Other                                     1     8,388        577        0        16     8,982                  0     8,982
                                   ----------- --------- ---------- -------- --------- ---------         ---------- ---------
      Total Noncurrent Assets             426    96,888      1,804       28     1,626   100,772             (9,522)   91,250
                                   ----------- --------- ---------- -------- --------- ---------         ---------- ---------
            Total                    $191,375  $606,993    $59,787   $3,503   $11,005  $872,663          ($214,282) $658,381
                                   =========== ========= ========== ======== ========= =========         ========== =========


                                                                      -12-


                                                                   SOUTH JERSEY INDUSTRIES, INC.
                                                                   CONSOLIDATING BALANCE SHEET
                                                                   AS OF DECEMBER 31, 1996
                                                                   (In Thousands)

                                      South      South    Energy &   South     R & T
                                     Jersey     Jersey   Minerals,   Jersey    Group                       Elim.
                                   Industries,    Gas       Inc.     Energy    Inc.                          &       Consd.
                                      Inc.      Company    Consd.   Company   Consd.     Total            Adjust.     Total
                                   ----------- --------- ---------- -------- --------- --------- ------- ---------- ---------
CAPITALIZATION AND LIABILITIES

 COMMON EQUITY:
  Common Stock SJI
   Par Value $1.25 a share
   Authorized - 20,000,000 shares
   Outstanding - 10,756,679
                 10,722,171           $13,446        $0         $0       $0        $0   $13,446                 $0   $13,446
   Common Stock - Subsidiaries              0     5,848     13,283       50     1,000    20,181     [1]    (20,181)        0
   Premium on Common Stock            110,542    77,194      1,584        0     7,800   197,120     [1]    (86,578)  110,542
   Retained Earnings                   48,811    51,522     25,780      173    (6,456)  119,830  [1,4,5]   (71,087)   48,743
                                   ----------- --------- ---------- -------- --------- ---------         ---------- ---------
      Total Common Equity             172,799   134,564     40,647      223     2,344   350,577           (177,846)  172,731
                                   ----------- --------- ---------- -------- --------- ---------         ---------- ---------
 CUMULATIVE PREFERRED STOCK:
  SJG - Par Value $100 a share
   Authorized - 48,204 shares
   Outstanding:
    Series A, 4.70% - 3,900 shares          0       390          0        0         0       390                  0       390
    Series B, 8% - 19,242 shares            0     1,924          0        0         0     1,924                  0     1,924
                                   ----------- --------- ---------- -------- --------- ---------         ---------- ---------
      Total Preferred Stock                 0     2,314          0        0         0     2,314                  0     2,314
                                   ----------- --------- ---------- -------- --------- ---------         ---------- ---------
 L-T-D (less current maturities
  & sinking fund requirements)              0   149,736          0        0         0   149,736                  0   149,736
                                   ----------- --------- ---------- -------- --------- ---------         ---------- ---------
 CURRENT LIABILITIES:
  Notes Payable to Banks                    0   108,300          0        0         0   108,300                  0   108,300
  Current Maturities of L-T-D               0     6,603          0        0         0     6,603                  0     6,603
  Notes Pay - Assoc Companies          13,510         0      3,440        0     6,233    23,183     [3]    (23,183)        0
  Accounts Payable                        481    48,018          0    3,227       320    52,046   [2,8]     (1,745)   50,301
  Accts Pay to Assoc Companies            130       287        477       12       111     1,017     [2]     (1,017)        0
  Customer Deposits                         0     6,050          0        0         0     6,050                  0     6,050
  Accum. Deferred Income Taxes              4     5,388          1        2        54     5,449   [6,9]     (5,449)        0
  Environmental Remediation Costs           0     9,377          0        0         0     9,377                  0     9,377
  Interest Accrued                          0     3,747          0        0         0     3,747                  0     3,747
  Dividends Declared                    3,872        43          0        0         0     3,915                  0     3,915
  Provision for Loss on Sale                0         0          0        0     1,266     1,266                  0     1,266
  Other Current Liabilities              (615)   (1,586)    11,709      (34)     (292)    9,182                  0     9,182
                                   ----------- --------- ---------- -------- --------- ---------         ---------- ---------
     Total Current Liabilities         17,382   186,227     15,627    3,207     7,692   230,135            (31,394)  198,741
                                   ----------- --------- ---------- -------- --------- ---------         ---------- ---------
 DEF CR & NON-CURRENT LIABILITIES:
  Pension and Other Post-
   Retirement Benefits Reserve            201     9,551        388       78         0    10,218                  0    10,218
  Accum. Deferred Income Taxes            102    80,093        295       (5)      378    80,863  [4,7,9]    (5,042)  (75,821)
  Investment Tax Credit                     0     6,025          0        0         0     6,025                  0     6,025
  Environmental Remediation Costs           0    32,323      2,030        0         0    34,353                  0    34,353
  Other                                   891     6,160        800        0       591     8,442                  0     8,442
                                   ----------- --------- ---------- -------- --------- ---------         ---------- ---------
     Total Def Cr & Non-Cur Liab        1,194   134,152      3,513       73       969   139,901             (5,042)  134,859
                                   ----------- --------- ---------- -------- --------- ---------         ---------- ---------
           Total                     $191,375  $606,993    $59,787   $3,503   $11,005  $872,663          ($214,282) $658,381
                                   =========== ========= ========== ======== ========= =========         ========== =========

                                                                      -13-


                                                                    SOUTH JERSEY INDUSTRIES, INC.
                                                                    CONSOLIDATING ADJUSTMENTS AND ELIMINATIONS
                                                                    BALANCE SHEET - DECEMBER 31, 1996
                                                                     (In Thousands)

                    [1]  Common Stock - Subsidiaries                                                       $20,181
                         Premium on Common Stock                                                            86,578
                         Retained Earnings                                                                  71,019

                              Investment in Subsidiaries                                                            $177,778

                         To eliminate South Jersey Industries, Inc. investment in subsidiaries which is maintained on the equity method of accounting.

                    [2]  Accounts Payable - Associated Companies                                            $1,017
                         Accounts Payable                                                                    1,686

                               Accounts Receivable - Associated Companies                                             $2,703

                         To eliminate intercompany accounts receivable and payable.

                    [3]  Notes Payable - Associated Companies                                              $23,183

                               Notes Receivable - Associated Companies                                               $23,183

                         To eliminate intercompany short-term notes between South Jersey Industries, Inc. and Subsidiaries

                    [4]  Retained Earnings                                                                     $84
                         Accumulated Deferred Income Taxes - Noncurrent Liability                               60

                               Non-Utility Property                                                                     $144

                         To eliminate South Jersey Gas Company gain and related deferred taxes on sale of Millville property to South Jersey Industries, Inc.

                    [5]  Accumulated Depreciation & Depletion                                                  $16

                               Retained Earnings                                                                         $16

                         To eliminate South Jersey Industries, Inc. depreciation on Millville property gain.

                    [6]  Accumulated Deferred Income Taxes - Current Liability                                $909

                               Accumulated Deferred Income Taxes - Current Asset                                        $909

                         To net current accumulated DFIT asset and Liability

                    [7]  Accumulated Deferred Income Taxes - Noncurrent Liability                           $9,522

                               Accumulated Deferred Income Taxes - Noncurrent Asset                                   $9,522

                         To net noncurrent accumulated DFIT asset and Liability

                    [8]  Accounts Payable                                                                      $59

                               Accounts Receivable                                                                       $59

                         To eliminate intercompany gas receivable and payable between
                         South Jersey Gas Company and South Jersey Energy Company.

                    [9]  Accumulated Deferred Income Taxes - Current Liability                              $4,540

                               Accumulated Deferred Income Taxes - Noncurrent Liability                               $4,540

                         To net current and noncurrent DFIT liability.

                                                                      -14-

                                                             R & T GROUP, INC. AND SUBSIDIARIES
                                                  CONSOLIDATING STATEMENT OF INCOME AND RETAINED EARNINGS
                                                            FOR THE YEAR ENDED DECEMBER 31, 1996
                                                                   (In Thousands)
                                           S. W.                           CAPE      R & T
                                  R & T    DOWNER   R AND T    ONSHORE   ATLANTIC  CASTELLINI
                                  GROUP,  JR. CO., CASTELLINI CONSTRUCT   CRANE    CONSTRUCT
                                   INC.     INC.   CO., INC.  CO., INC.  CO., INC. CO., INC.    TOTAL       ELIMIN.   TOTAL
                                 -------- -------- ---------- ---------- --------- ---------- ---------     -------- --------
OPERATING REVENUES:
  Nonutility                        $507   $5,954     $4,503       $801      $215     $5,127   $17,107  [C]    ($26) $17,081
                                 -------- -------- ---------- ---------- --------- ---------- ---------     -------- --------
OPERATING EXPENSES:
  Operation - Nonutility           1,268    5,862      3,306      2,214        16      4,811    17,477            0   17,477
  Maintenance                          0      263        226         23        22        242       776            0      776
  Depreciation                         0      850        583        171         4        504     2,112            0    2,112
  Current Federal Income Taxes      (517)     203        206       (550)       80       (101)     (679)           0     (679)
  Deferred Federal Income Taxes      (32)    (682)      (152)       (70)      (27)      (149)   (1,112)           0   (1,112)
  Other Taxes                         12      346        223         95        18        173       867            0      867
                                 -------- -------- ---------- ---------- --------- ---------- ---------     -------- --------
    Total Operating Expenses         731    6,842      4,392      1,883       113      5,480    19,441            0   19,441
                                 -------- -------- ---------- ---------- --------- ---------- ---------     -------- --------
    Operating Income (Loss)         (224)    (888)       111     (1,082)      102       (353)   (2,334)         (26)  (2,360)

OTHER INCOME (LOSS):
  Dividends from Subsidiaries      1,109        0          0          0         0          0     1,109  [A]  (1,109)       0
  Equity in Net Undistributed
    Losses of Subsidiaries        (3,484)       0          0          0         0          0    (3,484) [A]   3,484        0
                                 -------- -------- ---------- ---------- --------- ---------- ---------     -------- --------
Income (Loss) Before
 Interest Charges                 (2,599)    (888)       111     (1,082)      102       (353)   (4,709)       2,349   (2,360)
                                 -------- -------- ---------- ---------- --------- ---------- ---------     -------- --------
INTEREST CHARGES:
  Long-Term Debt                     702        0          0          0         0          0       702            0      702
  Short-Term Debt                     98        5          2         97         0        161       363  [C]     (26)     337
                                 -------- -------- ---------- ---------- --------- ---------- ---------     -------- --------
    Total Interest Charges           800        5          2         97         0        161     1,065          (26)   1,039
                                 -------- -------- ---------- ---------- --------- ---------- ---------     -------- --------
Net Income (Loss) Applicable
  to Common Stock                 (3,399)    (893)       109     (1,179)      102       (514)   (5,774)       2,375   (3,399)

Retained Earnings (Deficit) at
  Beginning of Period             (3,057)     444        436     (2,920)     (310)      (358)   (5,765) [B]   2,708   (3,057)

Dividends Declared - Cash              0      150        599          0       360          0     1,109  [A]  (1,109)       0
                                 -------- -------- ---------- ---------- --------- ---------- ---------     -------- --------
Retained Earnings (Deficit) at
  End of Period                  ($6,456)   ($599)      ($54)   ($4,099)    ($568)     ($872) ($12,648)      $6,192  ($6,456)
                                 ======== ======== ========== ========== ========= ========== =========     ======== ========

                                                                 -15-


                                                             R & T GROUP, INC. AND SUBSIDIARIES
                                                          CONSOLIDATING ADJUSTMENTS & ELIMINATIONS
                                                         STATEMENT OF INCOME AND RETAINED EARNINGS
                                                            FOR THE YEAR ENDED DECEMBER 31, 1996
                                                                     (In Thousands)



                           [A]   Dividends from Subsidiaries                                    $1,109
                                 Investments in Subsidiaries                                     3,484

                                          Equity in Undistributed Earnings of Subsidiaries                   $3,484
                                          Dividends Declared - Cash                                           1,109

                                 To eliminate inter-company dividends and undistributed
                                 earnings of subsidiaries.


                           [B]   Investment in Subsidiaries                                     $2,708

                                          Deficit - January 1, 1996                                          $2,708

                                 To eliminate the deficit of subsidiaries at 1/1/96
                                 previously recorded by R&T Group, Inc. under the equity
                                 method of accounting.


                           [C]   Operating Revenues - Nonutility                                   $26

                                          Interest Expense - Short-Term Debt                                    $26

                                 To eliminate inter-company revenue and interest expense.


                                                                 -16-


                                                                R & T GROUP, INC. AND SUBSIDIARIES
                                                                   CONSOLIDATING BALANCE SHEET
                                                                     AS OF DECEMBER 31, 1996
                                                                        (In Thousands)
                                             S. W.                           CAPE      R & T
                                    R & T    DOWNER   R AND T    ONSHORE   ATLANTIC  CASTELLINI
                                    GROUP,  JR. CO., CASTELLINI CONSTRUCT   CRANE    CONSTRUCT
                                     INC.     INC.   CO., INC.  CO., INC.  CO., INC. CO., INC.   TOTAL       ELIMIN.   TOTAL
                                   -------- -------- ---------- ---------- --------- ---------- --------     -------- --------
ASSETS

NONUTILITY PROPERTY, PLANT
 & EQUIPMENT AT COST:
  Land and Improvements                 $0     $313        $53       $255        $0         $0     $621           $0     $621
  Building and Improvements              0      278        481          0         0          1      760            0      760
  Machinery and Equipment                0    3,290      2,368      1,603        18      2,926   10,205            0   10,205
                                   -------- -------- ---------- ---------- --------- ---------- --------     -------- --------
    Total                                0    3,881      2,902      1,858        18      2,927   11,586            0   11,586

  Accumulated Depreciation               0   (2,317)    (1,939)    (1,180)      (18)    (1,166)  (6,620)           0   (6,620)
                                   -------- -------- ---------- ---------- --------- ---------- --------     -------- --------
      Property, Plant &
       Equipment - Net                   0    1,564        963        678         0      1,761    4,966            0    4,966
                                   -------- -------- ---------- ---------- --------- ---------- --------     -------- --------
INVESTMENT IN SUBSIDIARIES           4,217        0          0          0         0          0    4,217  [B]  (4,217)       0
                                   -------- -------- ---------- ---------- --------- ---------- --------     -------- --------
CURRENT ASSETS:
  Cash and Cash Equivalents             27       52         10         91         3         42      225            0      225
  Accounts Receivable                    0      629      1,296        350        11        534    2,820            0    2,820
  Provision for Uncollectibles           0     (168)       (10)      (120)       (7)       (25)    (330)           0     (330)
  Accts Rec - Assoc Companies           42      990        630        105         0         11    1,778  [A]    (328)   1,450
  Notes Rec - Assoc Companies        4,468        0          0          0        35          0    4,503  [C]  (4,503)       0
  Materials and Supplies                 0       29          0          6         0         24       59            0       59
  Accum. Deferred Income Taxes           0       49          0          0         0          6       55            0       55
  Prepayments & Other                    2       44         30         25         0         33      134            0      134
                                   -------- -------- ---------- ---------- --------- ---------- --------     -------- --------
      Total Current Assets           4,539    1,625      1,956        457        42        625    9,244       (4,831)   4,413
                                   -------- -------- ---------- ---------- --------- ---------- --------     -------- --------
NONCURRENT ASSETS:
  Accumulated Def Income Taxes         363      449         90        392        74        242    1,610            0    1,610
  Other                                  0        0          3          1         0         12       16            0       16
                                   -------- -------- ---------- ---------- --------- ---------- --------     -------- --------
      Total Noncurrent Assets          363      449         93        393        74        254    1,626            0    1,626
                                   -------- -------- ---------- ---------- --------- ---------- --------     -------- --------
        Total                       $9,119   $3,638     $3,012     $1,528      $116     $2,640  $20,053      ($9,048) $11,005
                                   ======== ======== ========== ========== ========= ========== ========     ======== ========

                                                                   -17-


                                                                R & T GROUP, INC. AND SUBSIDIARIES
                                                                   CONSOLIDATING BALANCE SHEET
                                                                     AS OF DECEMBER 31, 1996
                                                                        (In Thousands)

                                             S. W.                           CAPE      R & T
                                    R & T    DOWNER   R AND T    ONSHORE   ATLANTIC  CASTELLINI
                                    GROUP,  JR. CO., CASTELLINI CONSTRUCT   CRANE    CONSTRUCT
                                     INC.     INC.   CO., INC.  CO., INC.  CO., INC. CO., INC.   TOTAL       ELIMIN.   TOTAL
                                   -------- -------- ---------- ---------- --------- ---------- --------     -------- --------
CAPITALIZATION AND LIABILITIES

COMMON EQUITY:
  Common Stock - R&T Group, Inc.
    No Par Value
    Authorized 1,000 shares
    Outstanding 500 shares          $1,000       $0         $0         $0        $0         $0   $1,000           $0   $1,000
  Common Stock - Subsidiaries            0    3,639      2,576      1,387       502          0    8,104  [B]  (8,104)       0
  Paid in Capital - R&T Group, Inc.  7,800        0          0          0         0          0    7,800            0    7,800
  Paid in Capital - Subsidiaries         0        0          0      2,015        90        200    2,305  [B]  (2,305)       0
  Retained Earnings (Deficit)       (6,456)    (599)       (54)    (4,099)     (568)      (872) (12,648) [B]   6,192   (6,456)
                                   -------- -------- ---------- ---------- --------- ---------- --------     -------- --------
      Total Common Equity            2,344    3,040      2,522       (697)       24       (672)   6,561       (4,217)   2,344
                                   -------- -------- ---------- ---------- --------- ---------- --------     -------- --------
CURRENT LIABILITIES:
  Notes Payable - Associated
   Company                           6,268       75        115      1,950         0      2,328   10,736  [C]  (4,503)   6,233
  Accounts Payable                       0       71         33         93         0        123      320            0      320
  Accounts Payable to Associated
    Companies                           67       40        164         37         0        131      439  [A]    (328)     111
  Accum. Deferred Income Taxes           1       15         10         14         1         13       54            0       54
  Provision for Loss on Sale           728        0          0          0         0        538    1,266            0    1,266
  Other                               (413)     410         94       (356)       42        (69)    (292)           0     (292)
                                   -------- -------- ---------- ---------- --------- ---------- --------     -------- --------
      Total Current Liabilities      6,651      611        416      1,738        43      3,064   12,523       (4,831)   7,692
                                   -------- -------- ---------- ---------- --------- ---------- --------     -------- --------
DEF CR & NON-CURRENT LIABILITIES
  Accumulated Deferred Income Taxes    (55)     (13)        74        102        49        221      378            0      378
  Other                                179        0          0        385         0         27      591            0      591
                                   -------- -------- ---------- ---------- --------- ---------- --------     -------- --------
    Total Def Cr & Non-Cur Liab        124      (13)        74        487        49        248      969            0      969
                                   -------- -------- ---------- ---------- --------- ---------- --------     -------- --------
      Total                         $9,119   $3,638     $3,012     $1,528      $116     $2,640  $20,053      ($9,048) $11,005
                                   ======== ======== ========== ========== ========= ========== ========     ======== ========

                                                                   -18-


                                                                R & T GROUP, INC. AND SUBSIDIARIES
                                                             CONSOLIDATING ADJUSTMENTS & ELIMINATIONS
                                                                          BALANCE SHEET
                                                                     AS OF DECEMBER 31, 1996
                                                                         (In Thousands)



                              [A]  Accounts Payable - Associated Companies                       $328

                                           Accounts Receivable - Associated Companies                         $328


                                   To eliminate inter-company accounts receivable and accounts payable.


                              [B]  Common Stock - Subsidiaries                                   $8,104
                                   Paid in Capital - Subsidiaries                                 2,305

                                           Deficit                                                            $6,192
                                           Investment in Subsidiaries                                          4,217

                                   To eliminate R&T Group, Inc. investment in subsidiaries
                                   which is maintained on the equity method of accounting.


                              [C]  Long-Term Note Receivable - Associated Companies              $4,503

                                           Notes Receivable - Associated Companies                            $4,503

                                   To reclassify note of South Jersey Industries, Inc. (SJI)
                                   (eliminated in consolidation at SJI level).


                                                                   -19-

          SOUTH JERSEY INDUSTRIES, INC. AND SUBSIDIARIES

           NOTES TO CONSOLIDATING FINANCIAL STATEMENTS


1.   Summary of Significant Accounting Practices:

     Consolidation - The consolidated financial statements include the accounts of South Jersey Industries, Inc. (SJI or the Company) and all of its subsidiaries. Certain intercompany transactions, amounting to approximately $7.3 million in 1996, were not required to be eliminated. Those amounts were capitalized to utility plant or environmental remediation costs on the South Jersey Gas Company (SJG) books of account and are recoverable through the rate-making process (See Note 13). All other significant intercompany accounts and transactions have been eliminated. Certain reclassifications have been made of previously reported amounts to conform with classifications used in the current year.

     Estimates and Assumptions - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related disclosures. Therefore, actual results could differ from those estimates.

     Regulation - SJG is subject to the rules and regulations of the New Jersey Board of Public Utilities (BPU) and maintains its accounts in accordance with the prescribed Uniform
     System of Accounts of that Board (See Notes 4 & 14).

     Utility Revenues - SJG bills most of its customers on a monthly cycle basis, although certain commercial and industrial customers are billed at or near the end of each month. An accrual is made to recognize the unbilled revenues from the date of the last bill to the end of period.

     In accordance with a BPU order, SJG is allowed to recover the excess cost of gas sold over the cost included in base rates through the Levelized Gas Adjustment Clause (LGAC). This collection is made on a forecasted basis upon BPU order. Under-recoveries and over-recoveries of gas costs are deferred and included in the determination of the following year's LGAC. Interest is paid on overcollected LGAC balances based on SJG's return on rate base as determined in its base rate proceedings.

     SJG's tariff also includes a Temperature Adjustment Clause
     (TAC) and a Remediation Adjustment Clause (RAC). These clauses are designed to reduce the impact of extreme fluctuations in temperatures on SJG and its customers, and recover costs incurred in the remediation of former gas manufacturing plants, respectively. TAC adjustments affect revenue, income and cash flows since extremely cold weather can generate credits to customers, while extremely warm weather during the winter season can result in additional billings to customers (See Note 14). RAC adjustments do not directly affect earnings because costs are deferred and recovered through rates over 7-year amortization periods (See Note 13).

     Property, Plant & Equipment - Utility plant is stated at original cost as defined for regulatory purposes; nonutility plant is stated at cost. The cost of additions, replacements and renewals of property is charged to the appropriate plant account.

     New Accounting Pronouncements - In March 1995, the Financial Accounting Standards Board (FASB) issued FASB No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". The Company adopted this statement in 1996. It requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The resultant impairment was included in discontinued operations (See Note 8 for discussion of FASB No. 123).

     Depreciation and Amortization - Depreciation of utility plant is provided on a straight-line basis over the estimated remaining lives of the various classes of property. These estimates are periodically reviewed and adjustments are made as required after BPU approval. The composite rate per annum for all depreciable utility property was approximately 2.8 percent in 1996. Generally, with the exception of extraordinary retirements, accumulated depreciation is charged with the cost of depreciable utility property retired, together with removal costs less salvage. The gas plant acquisition adjustment is being amortized on a straight-line basis over a 40-year period. The unamortized balance amounting to $2.0 million at December 31, 1996, is not included in rate base. Depreciation of nonutility property is computed generally on a straight-line basis over the estimated useful lives of the property, ranging up to 45 years. Any gain or loss realized upon the disposition of nonutility property is recognized in determining net income.

     Federal Income and Other Taxes - Deferred Income Taxes are provided for all significant temporary differences between book and taxable income (See Notes 5 & 7).

     Statements of Cash Flows - For purposes of reporting cash flows, all highly liquid investments with original maturities of three months or less are considered cash equivalents.

2.   Divestitures and Affiliations:

     Divestitures - On December 3, 1996, Energy & Minerals, Inc.
     (EMI), a subsidiary of SJI, sold the common stock of The Morie Company, Inc. (Morie), its sand mining and processing subsidiary, in a cash transaction for approximately $55.3 million. The sale price is subject to customary post-closing adjustments to be determined after the sale. The net book value of assets sold was approximately $27.9 million. Cash, certain real estate and other miscellaneous assets, along with certain liabilities, remaining after the sale were transferred to the books of EMI (See Note 13). The gain on the sale of $15.0 million, net of applicable income taxes of $11.3 million and selling costs of $1.1 million, is included in the consolidated income statement under the caption "Net Gain on the Disposal of Discontinued Operations".

     In December 1996, the Company developed a formal plan to discontinue the operations of its construction and environmental services operations, R & T Group, Inc. (R & T) and its five subsidiaries. As a result, the Company recognized a net loss of $2.4 million, net of applicable income tax credits of $1.3 million, on the planned disposition of R & T's assets. This loss is reflected in the consolidated income statement under the caption "Net Gain on the Disposal of Discontinued Operations".

     Summarized operating results of the discontinued operations for 1996 were (in thousands):

     Operating Revenues:
             Sand Mining                                $ 30,054
             Construction                                 17,081
                                                        --------
                     Total Operating Revenues           $ 47,135
                                                        ========
     Income (Loss) before Income Taxes:
             Sand Mining                                $     68
             Construction                                 (1,348)
     Income Tax Credits                                      873
                                                        --------
     Loss from Discontinued Operations                  $   (407)
                                                        ========
     Loss per Common Share
         from Discontinued Operations                   $  (0.04)
                                                        ========

     Affiliations - On April 1, 1996, South Jersey Fuel, Inc.
     (SJF), a subsidiary of EMI, and Union Pacific Fuels, Inc. joined efforts in the formation of South Jersey Resources Group LLC, to provide natural gas storage, peaking services and transportation capacity for wholesale customers in New Jersey and surrounding states. SJF holds a 50 percent non-controlling interest in this affiliation and, accordingly, accounts for the investment under the equity method.

3.   Segments of Business:

     Information about the Company's operations in different industry segments for 1996 is presented below (in thousands):

     Operating Revenues:
             Gas Utility Operations                     $330,334
             Other Industries                             27,237
                                                        --------
                     Total                               357,571
             Intersegment Sales                           (2,113)
                                                        --------
                     Consolidated Operating Revenues    $355,458
                                                        ========

     Operating Income:
             Gas Utility Operations                     $ 49,476
             Other Industries                                327
                                                        --------
                     Total                                49,803
             Federal Income Taxes                        (10,155)
             General Corporate Expense                    (1,089)
                                                        --------
                     Total Operating Income             $ 38,559
                                                        ========

     Depreciation, Depletion and Amortization:
             Gas Utility Operations                     $ 17,540
             Other Industries                                 35
             Discontinued Operations                       3,887
                                                        --------
                     Total                              $ 21,462
                                                        ========

     Property Additions:
             Gas Utility Operations                     $ 39,384
             Other Industries                                  6
             Discontinued Operations                       2,841
                                                        --------
                     Total                              $ 42,231
                                                        ========

     Identifiable Assets:
             Gas Utility Operations                     $599,926
             Other Industries                              8,041
             Discontinued Operations                       9,341
                                                        --------
                     Total                               617,308
     Corporate Assets                                     67,018
     Intersegment Assets                                 (25,945)
                                                        --------
                     Total Assets                       $658,381
                                                        ========

     Gas utility operations consist primarily of natural gas distribution to residential, commercial and industrial customers. Other industries include the natural gas acquisition and transportation service companies (See Note
     2).

     Total operating revenues by industry segment include both sales to unaffiliated customers, as reported in the Company's statements of consolidated income, and intercompany sales, which are accounted for generally at the fair market value of the goods or services rendered.

     Operating income is total revenues less operating expenses, Federal Income Taxes, and general corporate expenses, as shown on the statements of consolidated income.

     Identifiable assets are those assets that are used in each segment of the Company's operations. Corporate assets are principally cash and cash equivalents, and land, buildings and equipment held for corporate use.

4.   Recent Regulatory Actions:

     On December 14, 1994, the BPU granted SJG a rate increase of $12.1 million based on a 9.51 percent rate of return on rate base, which included an 11.5 percent return on equity. Nearly the entire amount of the increase comes from the residential, commercial and small industrial customer classes. In addition, SJG is allowed to retain the first $4.0 million of pre-tax interruptible and off-system margins combined and 20 percent of margins above that level. As part of the tariff changes approved, SJG also implemented tariffs which give large industrial and commercial customers more opportunities to manage their own gas supplies. These changes do not have a negative impact on SJG's net income.

     On April 10, 1996, SJG received approval from the BPU to increase its rates by approximately $8.0 million, or 2.9 percent, through its LGAC. The primary reason for the LGAC increase was higher natural gas costs incurred by the Company during November and December 1995 due to weather that was colder than normal. The BPU also approved an agreement among the parties to the case that the renegotiations of its gas supply agreements were reasonable and that the parties will not challenge the reasonableness or prudence of the agreements as originally made or as renegotiated.

     On June 20, 1996, SJG received approval from the BPU to recover environmental remediation costs incurred during the two-year period ended July 31, 1995, totaling $1.5 million, net of insurance recoveries (See Note 13).

5.   Federal Income Taxes:

     Income tax expense applicable to operations for 1996 differs from the tax that would have resulted by applying the statutory rate to income from operations before Federal
     Income Tax for the following reasons (in thousands):

     Tax at Statutory Rate                               $ 9,947

     Increase (Decrease) Resulting from:
             Amortization of Investment Tax Credits (ITC)   (390)
             Liberalized Depreciation Under Book
                     Depreciation on Utility Plant           664
             Other - Net                                     (66)
                                                         -------
     Federal Income Taxes as reported on the
             Statements of Consolidated Income            10,155

     Tax Associated with Discontinued Operations           5,887
                                                         -------
                     Net Federal Income Taxes            $16,042
                                                         =======

     The provision for Federal Income Taxes for 1996 is comprised of the following (in thousands):

     Current                                             $  (709)
                                                         -------
     Deferred:
             Excess of Tax Depreciation Over
                     Book Depreciation - Net               4,610
             Deferred Fuel Costs                           3,340
             Environmental Remediation Costs - Net         1,214
             Amortization of Gross Receipts Taxes           (140)
             Alternative Minimum Tax                       2,939
             Other - Net                                    (709)
                                                         -------
                     Total Deferred                       11,254
                                                         -------
     ITC                                                    (390)
                                                         -------
     Federal Income Taxes as reported on the
             on the Statements of                         10,155

     Tax Associated with Discontinued Operations           5,887
                                                         -------
                     Net Federal Income Taxes            $16,042
                                                         =======


     Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred tax liability at December 31, 1996, are as follows (in thousands):

     Deferred Tax Liabilities:
        Tax Depreciation Over Book Depreciation          $60,527
        Difference Between Book and Tax
         Basis of Property                                 5,215
        Deferred Fuel Costs                                4,720
        Deferred Regulatory Costs                          1,189
        Environmental Remediation Costs                    5,332
        Excess Protected                                   3,550
        Gross Receipts Taxes                               1,564
        Other                                              2,351
                                                         -------
                Total Deferred Tax Liabilities            84,448
                                                         -------
     Deferred Tax Assets:
        Alternative Minimum Tax                            1,102
        ITC Basis Gross Up                                 3,207
        Other                                              4,318
                                                         -------
                Total Deferred Tax Assets                  8,627
                                                         -------
                   Net Deferred Tax Liability            $75,821
                                                         =======

6.   Redeemable Cumulative Preferred Stock:

     SJG is required to offer annually to purchase 900 and 1,500 shares of its Cumulative Preferred Stock, Series A and
     Series B, respectively, at par value, plus accrued dividends.

     The preferred stock dividend requirements of SJG amounting to approximately $0.2 million for the year 1996 has been included in the Company's statements of consolidated income under the caption "Interest and Other Charges".

     If preferred stock dividends are in arrears, no dividends may be declared or paid, or other distribution made on the SJG Common Stock. If four or more quarterly dividends are in arrears, the Preferred Shareholders may elect a majority of the SJG directors.

     The Company has 2,500,000 authorized shares of Preference Stock, no par value, none of which has been issued. The Company has registered and reserved for the issuance of 15,000 shares of Series A Junior Participating Cumulative Preferred Stock (Series A Stock) in connection with the adoption of the Company's Shareholder Rights Plan (See Note
     8).

7.   Deferred Debits and Credits - Federal and Other Taxes:

     The primary asset created as a result of adopting FASB No. 109, "Accounting for Income Taxes", was income taxes - flowthrough depreciation in the amount of $17.6 million as of January 1, 1993. This amount represented the recording of the net tax effect of excess liberalized depreciation over book depreciation on utility plant because of temporary differences for which, prior to FASB No. 109, deferred taxes had not previously been provided. These tax benefits were previously flowed through in rates. As a result of positions taken in the 1994 rate case, the amortization of the asset is being recovered through rates over an 18-year period which began in December 1994.

     The ITC attributable to SJG were deferred and continue to be amortized at the annual rate of 3 percent, which approximates the life of the related assets.

     Effective March 1, 1978, SJG began and continued to accrue through 1991 for Gross Receipts and Franchise Taxes (GRAFT) on current revenues rather than on the previous basis of prior period revenues. The one-time increase resulting from this change has been deferred and is being amortized on a straight-line basis to operations over a 30-year period. In June 1991, New Jersey adopted GRAFT legislation accelerating tax payments, the carrying costs on which are being recovered from ratepayers. The legislation also changed the basis to gas volumes rather than percentage of revenue.

8.   Common Stock:

     The Company has 20,000,000 shares of Common Stock authorized of which the following shares were issued and outstanding:

     Beginning of Year                                10,722,171
     New Issues During Year:
        Employees' Stock Ownership Plan                    5,945
        Stock Option & Stock Appreciation
          Rights Plan                                     14,163
        Directors' Restricted Stock Plan                  14,400
                                                      ----------
     End of Year                                      10,756,679
                                                      ==========

     The average shares of Common Stock outstanding for 1996 were 10,732,397.

     The par value ($1.25 per share) of the stock issued in 1996 has been credited to common stock and the net excess over par value of approximately $0.4 million has been credited to Premium on Common Stock.

     Effective January 1, 1996, the Company adopted FASB No. 123, "Accounting for Stock-Based Compensation". This statement defines a fair value based method of accounting for stock-based compensation. However, the Company has elected, as permitted by the statement, to continue to measure compensation costs using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees". Accordingly, there was no impact from the adoption of FASB No. 123 on the Company's financial statements. The Company has determined that the pro forma effect of adoption of the fair value based method of accounting on net income and earnings per share would be immaterial for the year ended December 31, 1996.

     Stock Option and Stock Appreciation Rights Plan - Under this plan, not more than 306,000 shares in the aggregate may be issued to officers and other key employees of the Company and its subsidiaries. No options or stock appreciation rights may be granted under the Plan after January 23, 2007. At December 31, 1996, the Company had 34,990 options outstanding, exercisable at prices from $17.16 to $24.69 per share. During 1996, 14,550 options were exercised at a price of $17.89 per share. No options were granted in 1996. No stock appreciation rights have been issued under the plan. The stock options outstanding at December 31, 1996, did not have a material effect on the earnings per share calculations.

     Dividend Reinvestment and Stock Purchase Plan (DRP) and Employees' Stock Ownership Plan (ESOP) - Shares of common stock offered through the DRP are currently purchased in the open market. Prior to 1995, shares offered pursuant to the DRP were purchased directly from the Company. All shares offered through the ESOP are issued directly by the Company. As of December 31, 1996, 399,093 and 40,141 shares of authorized, but unissued, Common Stock were reserved for future issuance to the DRP and ESOP, respectively.

     Directors' Restricted Stock Plan - On September 20, 1996, the Board of Directors adopted a restricted stock plan. Under this plan, an initial award of 13,800 shares was granted on December 4, 1996, at a market value of $24.00 per share. The plan also provides for annual awards and, on December 5, 1996, 600 additional shares were granted at a market value of $24.125 per share. Initial awards will vest over a five-year period, with 20 percent of such awards vesting per year. Annual awards will vest on the third anniversary of each award. Shares issued as restricted stock are held by the Company until the attached restrictions lapse. The market value of the stock on the date granted is recorded as compensation expense over the applicable vesting period.


     Shareholder Rights Plan - On September 20, 1996, the Board of Directors adopted a shareholder rights plan that provides for the distribution of one right for each share of common stock outstanding on October 11, 1996. Each right entitles its holder to purchase 1/1000 of one share of Series A Stock at an exercise price of $90 (See Note 6).

     The rights plan provides that when a person or group acquires 10 percent or more of the Company's common stock, each of the rights (except for those held by the 10 percent holder) becomes the right upon payment of the exercise price to receive that number of shares of the Company's common stock, or common stock of the acquiring company, which have a market value equal to two times the exercise price.

     The rights may be redeemed by the Company for $.001 per right at any time prior to the time the acquiring person or group reaches the 10 percent threshold. If the rights are not exercised or redeemed by September 20, 2006, they will expire.

9.   Retirement Benefit Plans:

     Pensions - SJI and its subsidiaries have several defined benefit retirement plans that provide annuity payments to substantially all full-time regular employees upon retirement. The companies pay the entire cost of the plans. Approximately 60 percent of the plans' assets are invested in securities which provide for fixed income and a return of principal. The remaining assets are invested in professionally managed common stock portfolios. Net periodic pension cost for 1996, including the amortization of the cost of past service benefits over a period of approximately 30 years, included the following components (in thousands):

     Service cost - benefits earned
       during the period                                 $ 1,916
     Interest cost on projected benefit obligation         3,481
     Actual return on plan assets                         (3,336)
     Net amortization and deferral                           525
                                                         -------
        Net periodic pension cost                        $ 2,586
                                                         =======
     Assumptions as of December 31 were:
     Discount rate                                   7.25%-7.50%
     Rate of increase in compensation levels              4.6%
     Expected long-term rate of return on assets          8.5%

     The following table sets forth the plans' funded status at December 31, 1996.

     Actuarial present value of benefit obligation (in thousands):

     Vested benefit obligation                          $(39,078)
                                                        ========
     Accumulated benefit obligation                     $(39,392)
                                                        ========

     Projected benefit obligation                       $(50,735)
     Plan assets at fair value                            40,335
                                                        --------

     Projected benefit obligation in excess
       of plan assets                                    (10,400)
     Unrecognized net loss                                 5,297
     Prior service cost not yet recognized
       in net periodic pension cost                        2,113
     Unrecognized net obligation at January 1                502
                                                        --------
     Pension liability recognized in
       the consolidated balance sheet                   $ (2,488)
                                                        ========

     Postretirement Benefits Other Than Pensions - The Company and its subsidiaries provide postretirement health care and life insurance benefits to certain retired employees. Effective January 1, 1993, the Company adopted FASB No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions". This statement requires the Company to accrue the estimated cost of retiree benefit payments during the years the employee provides services. The Company previously expensed the cost of these benefits, which are principally health care, on a pay-as-you-go (PAYGO) basis. The Company has elected to recognize the unfunded transition obligation over a period of 20 years.

     The majority of the Company's costs apply to SJG, which has previously recovered these costs on a PAYGO basis through its rates. As part of SJG's 1994 base rate case settlement, SJG was granted full recovery of the current service cost component of the annual cost in addition to continued recovery of PAYGO costs. The BPU also approved recovery of previously deferred 1993 and 1994 service costs over a 5-year period beginning in December 1994. Beginning in 1995, an external trust was established to fund a portion of the obligation recovered from ratepayers as a part of the BPU settlement. Gross contributions to this trust totaled $2.1 million in 1996. SJG is also authorized to continue recording a regulatory asset for the amount by which the cost exceeds the current level recovered in rates. The recovery of this regulatory asset, which amounted to approximately $5.2 million at December 31, 1996, is being addressed in SJG's current base rate case proceeding and a BPU generic proceeding. It is expected that the regulatory asset will be recovered from ratepayers (See Note 14). Net postretirement benefit cost consisted of the following components (in thousands):

     Service cost - benefits earned during the period    $   930
     Actual return on plan assets                           (164)
     Interest cost on accumulated
       postretirement benefit obligation                   1,432

     Amortization of transition obligation                   796
                                                         -------
         Net postretirement benefit costs as reported
           in the Consolidated Financial Statements      $ 2,994
                                                         =======

     The amount expensed in 1996 was $1.7 million.

     The following table sets forth the life and health care plans' funded status at December 31, 1996.

     Actuarial present value of accumulated postretirement benefit obligations (in thousands):

     Retirees                                           $ (4,933)
     Other active plan participants                      (16,744)
                                                        --------
     Accumulated postretirement benefit obligation       (21,677)
     Fair value of plan assets                             2,835
                                                        --------
     Accumulated postretirement benefit
        obligation in excess of plan assets              (18,842)

     Unrecognized net loss                                   242

     Unrecognized transition obligation                   12,743
                                                        --------
     Postretirement benefit liability recognized
         in the consolidated balance sheet              $ (5,857)
                                                        ========

     The assumed health care cost trend rates used in measuring the accumulated postretirement benefit obligation as of December 31, 1996, are as follows: Medical and Drug - 7.55 percent for participants age 65 or older and 10.55 percent for participants under age 65 in 1996, both grading to 5.75 percent in 2008. Dental - 7.69 percent in 1996, grading to
     5.75 percent in 2003. If the health care cost trend rate assumptions were increased by 1 percent, the accumulated postretirement benefit obligation as of December 31, 1996, would be increased by $3.1 million. The effect of this change on the sum of the service cost and interest cost would be an increase of $0.4 million. An assumed discount rate of 7.5 percent and an expected return on plan assets of
     8.5 percent were used in determining the accumulated postretirement benefit obligation as of December 31, 1996.

10.  Financial Instruments:

     Long-Term Debt - The fair value of the Company's long-term debt, including current maturities, as of December 31, 1996, is estimated to be $166.6 million (carrying amount $156.3 million). This is estimated based on the interest rates available to the Company at year end for debt with similar terms and remaining maturities. The Company retires higher cost debt whenever it is cost effective to do so within the constraints of the respective debt covenants.

     Other Financial Instruments - The carrying amounts of the
     Company's other financial instruments approximate their fair values at December 31, 1996.

11.  Unused Lines of Credit and Compensating Balances:

     Unused lines of credit available at December 31, 1996, were approximately $43.7 million. Borrowings under these lines of credit are at market rates which approximated 5.85 percent at December 31, 1996. Demand deposits are maintained with lending banks on an informal basis and do not constitute compensating balances.

12.  Retained Earnings:

     There are certain restrictions under various loan agreements as to the amount of cash dividends or other distributions that may be paid on the Common Stock of SJG. As of December 31, 1996, SJG's restrictions do not affect the amount that may be distributed from SJI's retained earnings.

13.  Commitments and Contingencies:

     Construction Commitments - The estimated cost of construction and environmental remediation programs of SJI and its subsidiaries for the year 1997 aggregates $59.6 million and, in connection therewith, certain commitments have been made.

     Gas Supply Contracts - SJG, in the normal course of conducting business, has entered into long-term contracts for natural gas supplies, firm transportation, and gas storage service. The earliest expiration of any of the gas supply contracts is 1998. All of the transportation and storage service agreements between SJG and its interstate pipeline suppliers are provided under Federal Energy Regulatory Commission (FERC) approved tariffs. SJG's cumulative obligation for demand charges paid to its suppliers for all of these services is approximately $5.3 million per month which is recovered on a current basis through the LGAC.

     Pending Litigation - The Company is subject to claims which arise in the ordinary course of its business and other legal proceedings. A group of Atlantic City casinos filed a petition with the BPU on January 16, 1996, alleging overcharges of over $10.0 million including interest. Management believes that the ultimate liability with respect to these actions will not materially affect the Company's financial position or results of operations.

     Environmental Remediation Costs - The Company has incurred and recorded certain costs for environmental remediation of sites where SJG or predecessor companies operated gas manufacturing plants. Manufactured gas operations were terminated at all SJG sites more than 30 years ago. Certain of SJI's nonutility subsidiaries have also recorded costs for environmental remediation of sites where SJF previously operated a fuel oil business and Morie maintained equipment fueling stations and storage.

     Since the early 1980s, the Company has recorded environmental remediation costs of $73.6 million, of which $29.9 million has been expended as of December 31, 1996. The Company, with the assistance of an outside consulting firm, estimates that total future expenditures to remediate SJG's sites will range from $41.7 million to $150.2 million. The lower end of this range has been recorded as a liability and is reflected on the consolidated balance sheet under the captions "Current Liabilities" and "Deferred Credits and Other Non-Current Liabilities". Recorded environmental remediation costs of SJG do not directly affect earnings because those costs are deferred and, when expended, recovered through rates over 7-year amortization periods. Amounts accrued for future expenditures have not been adjusted for future insurance recoveries, which management is pursuing. SJG has received $4.2 million of insurance recoveries as of December 31, 1996. These proceeds were first used to offset legal fees incurred in connection with those recoveries and the excess was used to reduce the balance of deferred environmental remediation costs. Recorded amounts include estimated costs to be incurred based on projected investigation and remediation work plans using existing technologies. Actual expenditures could differ from the estimates due to the long-term nature of the projects and changing technology, government regulations and site specific requirements.

     The major portion of the recorded environmental remediation costs relate to the remediation of SJG's former gas manufacturing sites. SJG has recorded $70.8 million for the remediation of these sites, of which $29.1 million has been expended through December 31, 1996. SJG has established a regulatory asset for these costs and is recovering amounts expended over 7-year amortization periods, as authorized by the BPU. As of December 31, 1996, SJG has unamortized remediation expenditures of $15.6 million which are reflected on the consolidated balance sheet under the caption "Deferred Debits". Since BPU approval of the RAC mechanism in August 1992, SJG has recovered $9.3 million through rates as of December 31, 1996.

     With Morie's sale, EMI assumed responsibility for environmental liabilities which are estimated to range between $2.0 million and $4.0 million. The information available on these sites was sufficient only to establish a range of probable liability and no point within the range is more likely than any other, therefore, EMI accrued the lower end of the range.

14.  Subsequent Events:

     On January 27, 1997, the BPU granted SJG a rate increase of $6.0 million based on a 9.62 percent rate of return on rate base, which included an 11.25 percent return on equity. The majority of this increase will come from residential and small commercial customers. As part of this rate increase, SJG now retains the first $5.0 million of pre-tax margins generated by interruptible and off-system sales and transportation, as well as 20 percent of pre-tax margins above that level. In 1997 and 1998, this $5.0 million threshold will be increased by the annual revenue requirement associated with specified major construction projects. In 1997, SJG will file to recover additional postretirement benefit costs of approximately $1.1 million annually. This recovery is expected to begin in 1998 (See
     Note 9).

     As part of the tariff changes approved, SJG further expanded the choices available to commercial and industrial customers. During 1997, SJG will also implement a firm transportation pilot program for up to 10,000 residential customers. This program will have no impact on net income.

     In addition to the rate increase, the BPU approved a revenue reduction in SJG's Temperature Adjustment Clause, a mechanism designed to reduce the impact of extreme fluctuations in temperature on SJG and its customers. For the period ended May 31, 1996, weather in SJG's service area was significantly colder than the 20-year average resulting in a $2.5 million credit due to customers' bills which is already reflected in the 1996 results of operations.

                   South Jersey Industries, Inc.


                         Index to Exhibits





Exhibit
Number                      Description
-------                     -----------

  27                Financial Data Schedule  (Exhibit B)

                    (Submitted only in electronic format to the Securities and Exchange Commission).